ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Lisa Mikhail Henry
February 18, 2021	T +1 617 951 7780
lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration Nos. 333-84639 and 811-09521) and

AMG Funds III (Registration Nos. 002-84012 and 811-03752)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds and AMG Funds III (each a “Trust” and collectively the Trusts) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to (i) Post-Effective Amendment No. 220 under the Securities Act of 1933, as amended (the “1933 Act”), to AMG Funds’ Registration Statement on Form N-1A filed on December 7, 2020, relating to AMG GW&K Small Cap Value Fund (formerly AMG Managers Skyline Special Equities Fund), and (ii) Post-Effective Amendment No. 130 under the 1933 Act, to AMG Funds III’s Registration Statement on Form N-1A filed on December 7, 2020, relating to AMG GW&K High Income Fund (formerly AMG Managers Global Income Opportunity Fund). The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (the “Prospectus”).

Global Prospectus Comments

1. Comment: The Staff notes that, for certain risk factors, the risk disclosure provided in response to Item 9 of Form N-1A repeats verbatim the risk disclosure provided in response to Item 4 of Form N-1A. Please revise the risk disclosure provided in response to Item 9 of Form N-1A to provide more robust disclosure.

Response: The Trust has reviewed its existing disclosure. The Trust has concluded that, where appropriate, its existing disclosure under Item 9 already includes additional detail and that its risk disclosure is appropriate to describe the principal risks of investing in the applicable Fund.

2. Comment: The Staff notes that the disclosure in the section titled “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Portfolio Turnover” indicates that “[a] portfolio turnover rate greater than 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the previous one-year period.” If a Fund will actively turn over its portfolio, please include portfolio turnover risk as a principal risk and please include disclosure on portfolio turnover in the Fund’s principal investment strategies to put investors on notice.

Response: The Trusts respectfully submits that each Fund is actively managed and, as disclosed in the above-referenced section, may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. Nonetheless, neither Fund considers active portfolio turnover to be a part of its principal investment strategy nor does it consider high portfolio turnover risk to be a principal risk of the Fund at this time.

3. Comment: Please disclose that the portfolio managers are jointly and primarily responsible for the day-to-day management of each Fund.

Response: The Trusts respectfully submit that, for each Fund, the section titled “Additional Information About the Fund – Fund Management” discloses that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

AMG Funds

AMG GW&K Small Cap Value Fund Prospectus Comments

4. Comment: With respect to the Fund’s Sector Risk disclosure, the Staff notes that the Fund intends to invest heavily in the financials sector. Please consider disclosing financials sector risk as its own principal risk factor.

Response: The Trust notes that the Fund may invest in stocks in any market industry or sector. The Fund does not have a strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors. The Fund’s industry and sector distribution may change over time because it is actively managed. For this reason, the Trust believes that its disclosure is appropriate as drafted.

AMG Funds III

AMG GW&K High Income Fund Prospectus Comments

5. Comment: The Staff notes that the Fund’s principal investment strategy states that “GW&K uses top-down research that focuses on duration, sector allocation, credit quality and yield curve, as well as bottom-up research that focuses on fundamental analysis, valuation analysis, technical analysis and environmental, social and governance (“ESG”) factor analysis.” Please remove the reference to ESG factor analysis or, if ESG factor analysis is part of the Fund’s principal investment strategy, please include additional disclosure on how the Fund intends to use ESG factors and the Fund’s selection process. Specifically, please respond to the following comments: (1) In the Fund’s Item 4 principal investment strategy, please disclose in plain English the Fund’s definition of ESG and briefly summarize the Fund’s ESG screening methodology. Please disclose what the ESG factors are. For example, a fund should describe the criteria it uses to determine what issuers it considers to have ESG characteristics consistent with the fund’s ESG definition and focus. Please also describe what is the objective of the ESG analysis by the Subadviser and what the Fund does with the result. Please disclose if the Fund has ESG standards an investment must meet. (2) Please explain in the Item 4, (i) if ESG factors are applied to every investment the Fund makes or only some investments, and (ii) whether ESG is the exclusive factor considered or one of several. (3) If ESG is a principal strategy, please add ESG risk disclosure that highlights the risks associated with the ESG strategy, such as data availability and reporting. (4) Please disclose where appropriate how the Fund will approach relevant ESG proxy voting with its portfolio companies or, alternatively, please explain in correspondence why such disclosure is not required. The Staff notes that the Item 4 disclosure needs to only be a summary and greater clarify can be added in the Item 9 disclosure.

Response: The Trust has added the following disclosure to its Item 4 and Item 9 principal investment strategies. The Trust confirms that ESG Investing Risk is disclosed as a principal risk of the Fund. With respect to proxy voting, the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – ESG Investing Risk” states that “[t]he Fund will vote proxies in a manner that is consistent with its ESG criteria, which may not always be consistent with maximizing short-term performance of the issuer.” The Fund votes proxies consistent with the Trust’s proxy voting policy, which delegates voting responsibility to the Fund’s subadviser, GW&K, subject to the oversight of the Investment Manager and the Board of Trustees of the Trust. GW&K’s proxy voting policies are included in Appendix B to the Fund’s Statement of Additional Information. However, the Trust notes that since the Fund invests primarily in debt securities, GW&K expects that the Fund’s investments will largely be in non-voting securities.

Item 4

In selecting debt securities issued by public and private U.S. companies, including corporate bonds, privately placed securities, Rule 144A securities and preferred securities, and debt securities issued by state and local governments issuing taxable municipal securities, GW&K applies its ESG factor analysis as one element of the investment process. The goal of the ESG factor analysis is to seek investments with lesser exposure to, or better management of, ESG risks.

Item 9

In selecting debt securities issued by public and private U.S. companies, including corporate bonds, privately placed securities, Rule 144A securities and preferred securities, and debt securities issued by state and local governments issuing taxable municipal securities, GW&K applies its ESG factor analysis as one element of the investment process. GW&K has created its own proprietary ESG Scoring System, which takes into consideration a range of factors, including independent analysis from third parties such as MSCI Inc. and Sustainalytics, as well as its own analysis of material ESG factors. Each of GW&K’s sector specialists generally assesses the materiality of relevant environmental, social and governance metrics to bond issues during the fundamental research process, depending on the sector and for corporate issuers the nature of the company’s business. GW&K uses standards developed by the Sustainable Accounting Standards Board to inform these assessments. Environmental assessment may take into account issues such as carbon emissions, natural resource usage, hazardous waste, chemical safety, water stress and sustainable technology. Social assessment may take into account issues such as human rights, labor relations, employee safety, product safety, data security and community relations. Governance assessment may take into account issues such as business ethics, board quality, board composition, compensation practices, financial reporting and stakeholder governance. The goal of the ESG factor analysis is to seek investments with lesser exposure to, or better management of, ESG risks.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.